UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Newkirk Realty Trust, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

651497 10 9

(CUSIP Number)

Apollo Real Estate Investment Fund III, L.P.

2 Manhattanville Road

Purchase, NY 10577

914.694.8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

David A. Sirignano

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Ave, NW

Washington, DC 20004

September 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 651497 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Real Estate Investment Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,359,046

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 23,359,046

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,359,046

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 54.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 651497 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Real Estate Advisors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,359,046

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 23,359,046

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,359,046

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 54.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 651497 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Real Estate Management III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,359,046

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 23,359,046

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,359,046

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 54.7%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share, of Newkirk Realty Trust, Inc. (the “Issuer” or “Newkirk”).  The Issuer’s principal executive offices are located at 7 Bulfinch Place, Suite 500, Boston, MA 02114 and at Two Jericho Plaza, Wing A, Jericho, NY 11753.

Item 2.	Identity and Background
(a) – (c), (f) Name, Address, Principal Business, Citizenship
This Schedule 13D is filed by the following Reporting Persons:

Reporting Persons	Principal Business	Address of Principal Office
Apollo Real Estate Investment Fund III, L.P.	Investment in real estate-related interests	2 Manhattanville Road Purchase, NY 10577
Apollo Real Estate Advisors III, L.P.	General Partner of Apollo Real Estate Investment Fund III, L.P.	2 Manhattanville Road Purchase, NY 10577
Apollo Real Estate Management III, L.P.	Day-to-day manager of Apollo Real Estate Investment Fund III, L.P.	2 Manhattanville Road Purchase, NY 10577

All of the Reporting Persons are organized in Delaware. A joint filing agreement among the Reporting Persons is attached hereto as Exhibit 99.1.

The Reporting Persons and their respective affiliates disclaim beneficial ownership of all Units of the Issuer in excess of their respective pecuniary interests, if any, and this statement shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, any such securities for any purpose.

Current information concerning the identity and background of the directors and officers of the Reporting Persons is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

(d) – (e) Legal Proceedings

During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.  Each natural person listed in Annex A is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
The information set forth in Item 4 is incorporated by reference into this Item 3.
Item 4.	Purpose of Transaction

In 1997, Apollo Real Estate Investment Fund III, L.P. (“Apollo”) acquired interests in the predecessor partnerships of the Issuer.  Apollo currently holds 23,359,046 Newkirk Master Limited Partnership (“Newkirk MLP”) units.  All of the units are subject to a twelve-month lock-up period, subject to certain exceptions, that commenced with the closing of the Issuer’s initial public offering on November 7, 2005.  The units currently represent a 54.7% equity interest in the Issuer.  The units would represent a 36.3% equity interest in the Issuer on a fully-diluted basis, assuming the redemption of all Newkirk MLP units (except those units held by the Issuer) in exchange for shares of the Issuer’s common stock.

Item 5.	Interest in Securities of the Issuer
(a) and (b) Beneficial ownership
Beneficial ownership by the Reporting Persons is incorporated by reference to Items 7 — 11 of their respective cover pages.
Beneficial ownership of the executive officers and directors is incorporated by reference to Annex A.
(c) Transactions during the past sixty days
None of the Reporting Persons or persons listed in Annex A purchased or sold Newkirk securities in the last 60 days.
(d) Right to receive dividends or proceeds
Not applicable.
(e) Beneficial ownership of less than five percent
Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Amended and Restated Agreement of Limited Partnership of The Newkirk Master Limited Partnership

Under the amended and restated partnership agreement, Apollo has the right, beginning on the 12 month anniversary of the Issuer’s initial public offering, to redeem its Newkirk MLP units. This right may be exercised at the election of Apollo by giving written notice, subject to some limitations. The purchase price for each of the units to be redeemed will equal the fair market value of one share of the Issuer’s common stock. The purchase price for the units may be paid in cash or, in the Issuer’s discretion, by the issuance of a number of shares of its common stock equal to the number of units with respect to which the rights are being exercised, subject to adjustment based on stock splits, below market issuances of common stock pursuant to rights, options or warrants to all holders of common stock and dividends of common shares.

Letter Agreement & Amendment thereto

Except for certain Newkirk MLP units purchased by Newkirk in connection with its initial public offering and certain sales permitted by the Letter Agreement, Apollo cannot sell, transfer, pledge, redeem or otherwise dispose of its units in Newkirk MLP for a period of one year from the date of the Newkirk initial public offering.  However, Apollo is permitted to pledge its Newkirk MLP units and/or shares of common stock in the Issuer in connection with a loan to have a principal amount no greater than 35% of the value of all shares of the Issuer’s common stock and MLP units (based on the initial public offering price of the Issuer’s common stock) held by Apollo.

Under the Letter Agreement, the Issuer granted Apollo and its affiliates an irrevocable waiver from the Issuer’s excess share provision set forth in the Issuer’s Articles of Incorporation in order to enable Apollo to have all of its MLP units owned upon consummation of the initial public offering redeemed for shares of the Issuer’s common stock, or such lesser amount as is required from time to time under applicable rules of the IRS, provided that no one Apollo equityholder is deemed to own more than 8.9% of the outstanding common stock of the Issuer.

Additionally, under the Letter Agreement, the Issuer’s advisor was granted a share of preferred voting stock.  That share entitles the advisor to a number of votes on any matter submitted to holders of common stock of the Issuer equal to the number of outstanding Newkirk MLP units (other than the 30% held by the Issuer).  Under the Letter Agreement, the advisor must vote the preferred stock in proportion to votes submitted by the Newkirk MLP unitholders.

Ownership Limit Waiver Agreement (Apollo)

Under this agreement, the Issuer granted Apollo a waiver from certain 9.8% stock ownership limits included in the Issuer’s Articles of Incorporation.  The waiver includes certain limitations.  For example, the waiver is not effective if as a result of Apollo’s ownership any individual (as defined in Section 542(a)(2) of the Internal Revenue Code) beneficially owns or beneficially will own more than 9.8% (by number of shares or value, whichever is more restrictive) of the total outstanding shares of the common stock of the Issuer.

Registration Rights Agreement
Under this agreement, the Issuer granted registration rights to affiliates of Apollo, which require it to register the resale of shares issuable upon redemption of Newkirk MLP units.
Lock-Up Agreement

To induce the underwriters to underwrite the Issuer’s initial public offering, Apollo agreed that, without the prior consent of Bear, Stearns & Co. Inc., during the period from the date of the agreement (November 1, 2005) until the first anniversary of the date of the final prospectus for the initial public offering, (a) it would not directly or indirectly offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any relevant security, which includes units of limited partnership interest in Newkirk Master Limited Partnership, and (b) it would not establish or increase any put equivalent position or liquidate or decrease any call equivalent position with respect to any relevant security, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of the relevant security, whether or not such transaction is to be settled by delivery of relevant securities, other securities, cash or other consideration.

The agreement provides for certain exceptions, including a pledge of relevant securities in connection with a loan obtained by Apollo if the principal amount does not exceed 35% of the value of the relevant securities held by Apollo, a sale to the Issuer of units equal to $35,800,000 divided by the offering price (net of underwriting discounts) immediately following the initial public offering, and certain sales to the Issuer, or Vorando Realty Trust, WEM-Brynmawr Associates LLC and First Union Real Estate Equity and Mortgage Investments.

Voting Agreement
Apollo entered into a voting agreement with Lexington Corporate Properties Trust, which requires it:

•       to vote all Newkirk voting shares beneficially owned as of the record date at the Newkirk special meeting in favor of approval and adoption of the merger proposal and, if applicable, amending the MLP Agreement (and against competing proposals); and

•       not to transfer Newkirk voting shares beneficially owned until after the termination date (as defined below).

The obligations of Apollo under the voting agreement terminate upon the “termination date,” which is the earlier of the date:

•      the merger closes;

•      the merger agreement terminates pursuant to its terms;

•      if any, upon which the Newkirk board publicly withdraws its recommendation of the merger; and

•      if any, upon which the Newkirk board publicly recommends or approves any acquisition proposal other than the merger.

Item 7.	Material to Be Filed as Exhibits

99.1.        Joint Filing Agreement

99.2         Amended and Restated Agreement of Limited Partnership of The Newkirk Master Limited Partnership incorporated by reference to Exhibit 10.3 of the Form 8-K filed by Newkirk Realty Trust, Inc. on November 15, 2005

99.3.        First Amendment to the Amended and Restated Agreement of Limited Partnership of The Newkirk Master Limited Partnership incorporated by reference to Exhibit 10.4 of the Form 10-Q filed by Newkirk Realty Trust, Inc. on August 9, 2006

99.4.        Letter Agreement among the Registrant, Apollo Real Estate Investment Fund III, L.P., The Newkirk Master Limited Partnership, NKT Advisors LLC, Vornado Realty Trust, VNK Corp., Vornado Newkirk LLC, Vornado MLP GP LLC and WEM Bryn Mawr Associates LLC, incorporated by reference to Exhibit 10.15 of Form S-11/A filed by Newkirk Realty Trust, Inc. on October 28, 2005

99.5.        Amendment to the Letter Agreement among the Registrant, Apollo Real Estate Investment Fund III, L.P., The Newkirk Master Limited Partnership, NKT Advisors LLC, Vornado Realty Trust, Vornado Realty L.P., VNK Corp., Vornado Newkirk LLC, Vornado MLP GP LLC, and WEM-Brynmawr Associates LLC, incorporated by reference to Exhibit 10.25 of Form S-11/A filed by Newkirk Realty Trust, Inc. on October 28, 2005

99.6.        Registration Rights Agreement by and between the Registrant and Apollo Real Estate Investment Fund III, L.P. incorporated by reference to Exhibit 10.5 of the Form 8-K filed by Newkirk Realty Trust, Inc. on November 15, 2005

99.7         Voting Agreement between Apollo Real Estate Investment Fund III, L.P. and Lexington Corporate Properties Trust

99.8         Voting Agreement between AP-Newkirk Holdings LLC and Lexington Corporate Properties Trust

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of:  September 18, 2006

APOLLO REAL ESTATE INVESTMENT FUND III, L.P.
By:	APOLLO REAL ESTATE ADVISORS III, L.P.
its general partner

	By:	APOLLO REAL ESTATE CAPITAL ADVISORS III, INC.
its general partner

	By:	/s/ Stuart Koenig
Stuart Koenig
Vice President

APOLLO REAL ESTATE ADVISORS III, L.P.

By:	APOLLO REAL ESTATE CAPITAL ADVISORS III, INC.
its general partner

	By:	/s/ Stuart Koenig
Stuart Koenig
Vice President

APOLLO REAL ESTATE MANAGEMENT III, L.P.

By:	APOLLO REAL ESTATE MANAGEMENT III, INC.
its general partner

	By:	/s/ Stuart Koenig
Stuart Koenig
Vice President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

ANNEX A

The following sets forth information with respect to the executive officers and directors of the Reporting Persons:

Messrs. Leon D. Black, John J. Hannan and William L. Mack are executive officers and directors of Apollo Real Estate Management III, L.P.  The principal occupations of Messrs. Black and Hannan are to act (i) as principals of Apollo Real Estate Advisors III, L.P. and its successors (of which they are founding principals), which serve as the general partners of the Apollo investment funds and (ii) as principals, together with Mr. Mack, of Apollo Real Estate Advisors III, L.P. and its successors (of which Messrs. Black, Hannan and Mack are founding principals), which serve as the general partners of the Apollo real estate investment funds, including Apollo Real Estate Investment Fund III, L.P. Mr. Mack also serves as Chairman of the Board of the Mack Organization, an owner and developer of, and investor in, office and industrial buildings and other commercial properties. The principal business of Apollo Real Estate Advisors III, L.P. is to provide advice regarding investment in securities and real estate. The business address of each of Messrs. Black, Hannan and Mack is c/o Apollo Real Estate Management III, L.P., 2 Manhattanville Road Purchase, NY 10577.  Each of Messrs. Black, Hannan and Mack disclaims beneficial ownership of the units beneficially owned by the Reporting Persons.